June 9, 2010

David R. Humphrey, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Canadian Pacific Railway Limited
Form 40-F for Fiscal Year Ended December 31, 2009
File No. 1-01342

And

Canadian Pacific Railway Company
Form 40-F for Fiscal Year Ended December 31, 2009
File No. 1-15272

Dear Mr. Humphrey:

This letter is in response to the comment letter, dated May 14, 2010, addressed to Ms.  Kathryn B. McQuade, Chief Financial Officer of Canadian Pacific Railway Limited (“CP” or the “Company”) with respect to the above-referenced filings.  We respectfully submit the following responses with respect to the comments contained in the comment letter.

Form 40-F (Fiscal Year Ended December 31, 2009)
2009 Annual Report
Notes to Consolidated Financial Statements
Note 1 – Summary of significant accounting policies
Properties, page 60

1.
You disclose that a gain or loss is recorded in connection with the sale or retirement of larger groups of depreciable assets that are unusual and were not considered in depreciation studies.  With respect solely to retirements (not sales), please tell us whether you had any unusual events during the last three years that resulted in the recording of a gain or loss.  If so, please tell us the nature of such events and how you determined these events were unusual (and not in the normal course of business).

David R. Humphrey
United States Securities and Exchange Commission
June 9, 2010

RESPONSE:
We have not had any unusual retirements of larger groups of depreciable assets that resulted in the recording of a gain or loss in the last three years.  In the event of such a retirement, we would provide disclosure regarding its unusual nature and circumstances.

2.
To the extent that your new and replacement properties are self-constructed and such work is performed by your employees, please disclose the types and nature of costs capitalized, such as direct costs, indirect costs, or overhead, as well as how such costs are distinguished from the costs of deconstruction and removal of replaced assets.

RESPONSE:
In our next annual filing (Form 40-F for Fiscal Year Ended December 31, 2010) and in future annual filings, in our accounting policy note for “Properties”, we will provide expanded disclosure of the types and nature of costs capitalized for self-constructed properties.  Please refer to Appendix I for our revised properties accounting policy note.

3.
We note that you divide maintenance expenditures between additions to properties and operating expense.  In this regard, please tell us how you account for the costs of rail grinding, shoulder ballast cleaning, and other similar costs.  We believe that expensing such costs as incurred may be the preferable method of accounting because the related activities typically (i) recur at intervals shorter than the life of the underlying assets, (ii) allow the underlying assets to reach their currently estimated useful lives but do not extend their lives, and (iii) restore the condition of the underlying assets but do not enhance them beyond their original condition.

RESPONSE:
It is the Company’s policy to only capitalize expenditures which enhance the service potential of its properties.  Service potential may be enhanced when there is an increase in previously assessed physical output or service capacity, the lowering of associated operating costs or the useful life of the properties is extended.

Rail grinding is capitalized as doing so increases the life of the rail and improves the effectiveness of the rail by matching the contour of the rail head to the nature of the traffic and the curvature profile for specific corridors.  Output and service capacity is improved as the grinding results in reduced slippage which improves not only safety, but also allows trains to travel at optimized speeds which improves capacity.  This improved efficiency also reduces operating costs through improved fuel consumption.  Rail grinding is performed after initial installation and is an alteration of the original condition of the rail and is capitalized and amortized as a separate asset.  Rail grinding is not used for all rail, it is selectively applied to

David R. Humphrey
United States Securities and Exchange Commission
June 9, 2010

certain corridors.  It is a specific modification to enhance the rail and not a regular maintenance activity that is applied to all rail.

Rail grinding is retired and replaced by new grinding several times over the life of the rail, but is considered as a separate component of the rail asset, with a shorter life than the underlying asset.  The Company recognizes rail grinding as a separate project to be capitalized and the asset is then depreciated over the estimated period to the next grinding and is subsequently retired.  Because of its operating efficiencies and improved safety, grinding adds value to the track structure prolonging its life and reducing operating costs providing benefits over several years.

We consider the capitalization to be an acceptable accounting treatment, however, there is some subjectivity in determining the period of benefit associated with grinding.  A single grinding may require several passes spread over multiple periods, which makes it difficult to evaluate the period of benefit and the related depreciation.  Given this, we will adopt a voluntary change of our accounting policy in the second quarter 2010 to expense rail grinding costs as we believe this treatment to be preferable.  This is consistent with the assessment of several other Class 1 railroad companies.  As a foreign private issuer we are not required to provide a preferability letter.  However, we have discussed this voluntary accounting policy change with our external auditors, and they concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We will make the change in accordance with Accounting Standards Codification 250 as a change in accounting principle applied retrospectively.  Refer to Appendix II for our proposed accounting changes note.

Shoulder ballast programs which are part of our track program are capitalized as this work, and the related added ballast material, significantly improves drainage which in turn extends the life of ties and other track materials.  In addition, enhanced ballast material will be able to better absorb the load borne by the roadbed which will prolong the life of the other track materials and track geometry.  This in turn impacts operational efficiencies and capacity as trains can then travel at higher speeds.  The life cycle of track structures are long and while these enhancement projects extend the life of the underlying assets they themselves have a shorter life cycle.  Shoulder ballast programs require the addition of new ballast material and the retirement of old material.  As such these costs are tracked separately from the underlying assets and depreciated over the period to the next estimated shoulder ballast program.  Spot replacement of ballast is considered a repair which is expensed as incurred.

4.	On a related matter, consider expanding your disclosure to quantify the amount of your maintenance expenditures for each period presented. We suggest you provide a

David R. Humphrey
United States Securities and Exchange Commission
June 9, 2010

summary showing how you divided these expenditures between additions to properties and operating expenses.

RESPONSE:
While the concept of maintenance expenditures is generally understood, we are unable to find a standardized definition within generally accepted accounting principles (“GAAP”), either in Canada or the United States.  In order to provide this disclosure we would need to extract specific costs from the various components of operating expenses as disclosed within our Consolidated Statement of Income based on our assessment of what constitutes maintenance expenditures.  Given the lack of a standardized definition and the judgment involved, it is unlikely that our definition would be the same as other companies which would make it difficult for users to compare our results against other companies.

We have reviewed the requirements under both Canadian and U.S. GAAP and we feel that our current disclosure of including maintenance expense that does not qualify for capitalization in operating expenses meets these requirements.  In light of this, we propose to not provide the suggested disclosure in future filings.

5.
We note that the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification should be revised so as not to include the individual’s title.

RESPONSE:
The Company will ensure that in all future filings the title of the certifying individual at the beginning of the certification will not be included.

As requested in the May 14, 2010 comment letter, we acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initialed by the Commission or any person under the federal securities law of the United States.

David R. Humphrey
United States Securities and Exchange Commission
June 9, 2010

Please feel free to contact me at 403-319-3588 should you have any questions or further comments.

Regards,

/s/ Kathryn B. McQuade
Kathryn B. McQuade
Executive Vice-President and Chief Financial Officer
Canadian Pacific Railway Limited

David R. Humphrey
United States Securities and Exchange Commission
June 9, 2010

APPENDIX I: Revised Properties accounting policy
(Excerpt from Note 1 - Summary of significant accounting policies)

PROPERTIES

Proposed new text regarding self-constructed properties:

The Company divides property related expenditures between additions to properties and operating expenses based on whether the expenditures increase the output or service capacity, lower the associated operating costs or extend the useful life of the properties and whether the expenditures exceed minimum physical and financial thresholds.

Much of the additions to properties, both new and replacement properties, are self-constructed. These are initially recorded at cost, including direct costs and attributable indirect costs and carrying costs.  Direct costs include, among other things, labour costs, purchased services, equipment costs and material costs.  Attributable indirect and overhead costs include incremental long-term variable costs resulting from the execution of capital projects.  Indirect costs include largely local crew facilities, highway vehicles, work trains and area management costs.  Overhead costs primarily include a portion of the Company’s engineering department which plans, designs and administers these capital projects.  These costs are allocated to projects by applying a measure consistent with the nature of the cost based on cost studies.  For replacement properties dismantling work is performed concurrently with the installation, the project costs are allocated to dismantling and installation based on cost studies.

David R. Humphrey
United States Securities and Exchange Commission
June 9, 2010

APPENDIX II: Voluntary accounting policy change note
(proposed wording for Note 2 – Accounting changes)
RAIL GRINDING
During the second quarter of 2010, the Company changed its accounting policy for the treatment of rail grinding costs.  In prior periods, CP had capitalized such costs and depreciated them over the expected economic life of the rail grinding.  The Company concluded that it is preferable to expense the costs as incurred, given the subjectivity in determining the expected economic life and the associated depreciation methodology.  The accounting policy change has been accounted for on a retrospective basis.  As a result of the change the following increases (decreases) to financial statement line items occurred:

(in millions of Canadian dollars, except per share data)

	Three Months ended June 30,. 2010		Three Months ended June 30,. 2009		Six Months ended June 30,. 2010		Six Months ended June 30, 2009		Year ended December 31, 2009		Year ended December 31, 2008		Year ended December 31, 2007
CHANGES TO CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Depreciation and amortization	$	XX	$	XX	$	XX	$	XX	$	XX	$	XX	$	XX

Compensation and benefits		XX		XX		XX		XX		XX		XX		XX
Materials		XX		XX		XX		XX		XX		XX		XX
Purchased services and other		XX		XX		XX		XX		XX		XX		XX
Total increases		XX		XX		XX		XX		XX		XX		XX

Total operating expenses		XX		XX		XX		XX		XX		XX		XX

Income tax expense		XX		XX		XX		XX		XX		XX		XX
Net income	$	XX	$	XX	$	XX	$	XX	$	XX	$	XX	$	XX

Basic earnings per share	$	.XX	$	.XX	$	.XX	$	XX	$	.XX	$	XX	$	.XX
Diluted earnings per share	$	.XX	$	.XX	$	.XX	$	XX	$	.XX	$	XX	$	.XX

Other comprehensive loss		XX		XX		XX		XX		XX		XX		XX
Comprehensive income	$	XX	$	XX	$	XX	$	XX	$	XX	$	XX	$	XX

CHANGES TO CONSOLIDATED STATEMENT OF CASH FLOWS

Cash provided by operating activities		XX		XX		XX		XX		XX		XX		XX
Cash used in investing activities		XX		XX		XX		XX		XX		XX		XX

David R. Humphrey
United States Securities and Exchange Commission
June 9, 2010

APPENDIX II: Voluntary accounting policy change note - Continued

CHANGES TO CONSOLIDATED BALANCE SHEET
	As at June 30, 2010	As at December 31, 2009	As at December 31, 2008

Net properties	$ XX	$ XX	$ XX
Deferred income tax liability	XX	XX	XX
Accumulated other comprehensive loss	XX	XX	XX
Retained earnings	XX	XX	XX